HRT Execution Services LLC

Statement of Financial Condition
December 31, 2025

HRT Execution Services LLC

Statement of Financial Condition

December 31, 2025

Contents





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of HRT Execution Services LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of HRT Execution Services LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

RSM US LLP

Chicago, Illinois
February 13, 2026

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HRT Execution Services LLC

Statement of Financial Condition

December 31, 2025


Assets

Cash and cash equivalents	$	6,009,417
Receivable from broker-dealers, exchanges, and clearing organizations		1,091,122
Other assets		497,625
Total assets	$	7,598,164

Liabilities and Member's Capital

Payable to broker-dealers, exchanges, and clearing organizations	$	23,132
Due to affiliates		226,786
Accounts payable and accrued liabilities		69,817
Total liabilities		319,735
Member's capital		
Total member's capital		7,278,429
Total liabilities and member's capital	$	7,598,164

The accompanying notes are an integral part of the Statement of Financial Condition.

Hudson River Trading LLC and Affiliates

Notes to Statement of Financial Condition

1. Nature of Operations

HRT Execution Services LLC ("HRTX" or the "Company") is organized under the Limited Liability Company Act of Illinois. HRTX is a wholly owned subsidiary of Sun Holdings LLC (the "Parent"), which is a wholly owned subsidiary of Hudson River Trading LLC ("HRT").

The primary business of the Company is to operate as an introducing broker-dealer that introduces customers to a clearing broker. HRTX's sole customer is an affiliate, which is introduced on a fully-disclosed basis. HRTX is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of income during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash maintained at a global bank. HRTX defines cash equivalents as short term highly liquid interest-bearing investments with original maturities at the time of purchase of three months or less. At December 31, 2025, cash and cash equivalents primarily included cash in bank deposit accounts.

2. Summary of Significant Accounting Policies (continued)

Credit losses on financial assets

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Accounting Standards Codification 326, Financial Instruments-Credit Losses. Financial assets evaluated include Cash and cash equivalents and Receivables from broker-dealers, exchanges, and clearing organizations. Expected credit losses are measured based on current available information that informs the risk of collectability of the reported amount.

Revenue and expense recognition

Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts to provide goods or services to customers. ASC 606 requires the Company to follow a five step process: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. All arrangements involving the transfer of goods or services to customers are within the scope of the guidance, except for certain contracts subject to other US GAAP guidance, including rights and obligations related to financial instruments.

The Company provides introducing brokerage services to customers. As compensation for providing these introducing brokerage services, customers pay HRTX a monthly fee. Refer to note 7 for further details of the agreement.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for United States ("US") federal and state income tax purposes. Accordingly, no liability for US federal income taxes has been recorded in the Statement of Financial Condition.

Financial Accounting Standards Board guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2025.

Segment Reporting

The single line of business of the Company is to act as an introducing broker dealer. See note 7 for further information on the Company's customers. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who reviews Net income, as disclosed on the Statement of Income, and Total assets, as disclosed on the Statement of Financial Condition, for purposes of making operating decisions, assessing financial performance, and allocating resources. The accounting policies used to measure the profits and loss of the segment are the same as those described in the above Summary of Significant Accounting Policies.

Additionally, the CODM uses excess net capital (see note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The CODM uses Net income to assess overall performance and also utilizes Total assets and excess net capital to make decisions on the allocation of resources and capital to support future growth initiatives.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. Receivable from and Payable to Broker-Dealers, Exchanges and Clearing Organizations

At December 31, 2025, Receivable from broker-dealers, exchanges and clearing organizations primarily represents cash held by a broker-dealer. As of December 31, 2025, Payable to broker-dealers, exchanges and clearing organizations primarily represents broker and clearing fees that are due to a broker-dealer.

4. Commitments and Contingencies

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to defend against potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position, results of its operations or net cash flows.

5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

6. Risks

In connection with operating as an introducing broker-dealer, the Company enters into transactions with counterparties on behalf of its customer.

Counterparty Credit Risk

Credit risk arises from the potential inability of a counterparty to perform in accordance with the terms of the contract. The Company is exposed to credit risk associated with counterparty nonperformance. The Company has not experienced nor expects to experience any material losses due to such exposure.

6. Risks (continued)

Concentration of Credit Risk

The Company enters into various transactions with an external counterparty on behalf of its customer. In the event the external counterparty does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the external counterparty to these transactions. Management monitors the financial condition of the external counterparty, and does not anticipate any losses from the external counterparty.

The Company maintains its cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses in the account. Management believes that the Company is not exposed to any significant credit risk.

Customer Concentration Risk

The Company has one customer. Management is not aware of any plans of the customer to terminate the agreement.

7. Transactions with Affiliates

The Company has a services and expense agreement with an affiliate. This agreement covers the introducing brokerage services provided by the Company to the affiliate. The introducing brokerage services includes an execution services fee, a clearing services fee, and a customer support services fee. As of December 31, 2025, the amount receivable from this agreement from the affiliate was $475,227, and is included under Other assets in the Statement of Financial Condition.

The Company has a services, space-sharing, and expense agreement with HRT. This agreement covers support services provided by HRT employees, compensation for such employees, fixed expenses, and office space utilized by the Company. Direct expenses incurred by the Company are not subject to this agreement. As of December 31, 2025, the amount payable from this agreement to HRT was $182,000, and is included under Due to affiliates in the Statement of Financial Condition.

7. Transactions with Affiliates (continued)

The Company has a platform access agreement with HRT Financial LP ("HRTF"), an affiliate. This agreement grants HRTX the ability to route customer orders and utilize HRTF's technical platform to execute and clear trades. As of December 31, 2025, the amount payable from this agreement to HRTF was $44,786, and is included under Due to affiliates in the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the Company to maintain the greater of two percent of the Company's aggregate debit balances or minimum net capital, which as defined, is equal to $250,000. At December 31, 2025, the Company had net capital of $6,780,804, which was in excess of its minimum net capital requirement of $250,000. The net capital rules may effectively restrict the distribution of member's capital.

The Company claimed an exemption under paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, as securities transactions of customers are introduced by the Company to other broker-dealers who clear and settle such transactions on a fully disclosed basis. It did not carry margin accounts, credit balances or securities for any person defined as a "Customer" pursuant to SEC Rule 17a-5(c)(4). HRTX did not hold any client funds during 2025.

9. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through the date the Statement of Financial Condition were issued. There have been no additional subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2025.